Schedule 13G	Page 1 of 7

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Echelon Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27874N 10 5

(CUSIP Number)

12/31/02

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7

CUSIP No. 27874N 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M. Kenneth Oshman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 38,520* 6. Shared Voting Power 5,160,561** 7. Sole Dispositive Power 38,520* 8. Shared Dispositive Power 5,160,561**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,999,081***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 7

CUSIP No. 27874N 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barbara S. Oshman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 5,160,561** 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,160,561**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,160,561**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.0%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 4 of 7

Item 1.

(a)	Name of Issuer: Echelon Corporation

(b)	Address of Issuer’s Principal Executive Offices: 550 Meridian Avenue, San Jose, CA 95126

Item 2.

(a)	Name of Person Filing: M. Kenneth Oshman and Barbara S. Oshman, husband and wife

(b)	Address of Principal Business Office or, if none, Residence: 550 Meridian Avenue, San Jose, CA 95126

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.01 par value

(e)	CUSIP Number: 27874N 10 5

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed:

M. Kenneth Oshman:        5,999,081 shares***

Barbara S. Oshman:        5,160,561 shares****

(b)	Percent of class:

M. Kenneth Oshman:        14.8%, based on 39,725,550 outstanding shares of Common Stock of the Issuer as of 12/31/02

Barbara S. Oshman:        13.0%, based on 39,725,550 outstanding shares of Common Stock of the Issuer as of 12/31/02

Schedule 13G	Page 5 of 7

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

M. Kenneth Oshman:        38,520 shares*

Barbara S. Oshman:        0 shares

(ii)	Shared power to vote or to direct the vote

M. Kenneth Oshman:        5,160,561 shares**

Barbara S. Oshman:        5,160,561 shares**

(iii)	Sole power to dispose or to direct the disposition of

M. Kenneth Oshman:        38,520 shares*

Barbara S. Oshman:        0 shares

(iv)	Shared power to dispose or to direct the disposition of

M. Kenneth Oshman:        5,160,561 shares**

Barbara S. Oshman:        5,160,561 shares**

*	These 38,520 shares are registered in the name of M. Kenneth Oshman as trustee of trusts not for the benefit of Mr. Oshman.

**	4,672,133 shares are held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the “Oshman Trust”). 488,428 shares are held by O-S Ventures, of which the Oshman Trust is general partner.

***	Includes 800,000 shares which may be acquired within 60 days of December 31, 2002 upon exercise of stock options by M. Kenneth Oshman.

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Schedule 13G	Page 6 of 7

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

Not applicable.

Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2003 Date

/s/ M. KENNETH OSHMAN Signature M. Kenneth Oshman, Chairman of the Board and Chief Executive Officer of Echelon Corporation Name/Title

February 9, 2003 Date

/s/ BARBARA S. OSHMAN Signature Barbara S. Oshman Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)